1Q  2Q  3Q  4Q  Total FY2015 Affiliated Broker(s)
Transamerica Morgan Stanley Capital Growth VP
 $50.29   $26.74   $-   $-   $77.03   BIDS
Transamerica Morgan Stanley Mid Cap Growth VP
(renamed Transamerica Janus Mid Cap Growth VP 5/1/16)
 $441.08  $-       $-   $-   $441.08  BIDS